Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Three Months Ended
	March 31,				Year Ended December 31,
	2009		2008		2008		2007		2006		2005		2004
Interest Expense	$15,900		$17,500		$70,400		$51,000		$51,500		$64,800		$68,100

Estimated Interest Portion of Rent Expense	3,396		3,748		14,058		12,132		10,168		10,583		11,666

Fixed Charges	$19,296		$21,248		$84,458		$63,132		$61,668		$75,383		$79,766

Income From Continuing Operations Before Income Taxes	$91,100		$207,500		$807,200		$826,200		$647,700		$495,000		$428,500

Add: Fixed Charges	19,296		21,248		84,458		63,132		61,668		75,383		79,766

Less: Equity in (Earnings)/Losses of Less Than 50% Owned Companies	—		(134)		7,765		(265)		(724)		(1,328)		(2,903)

Earnings Before Fixed Charges	$110,396		$228,614		$899,423		$889,067		$708,644		$569,055		$505,363

Ratio of Earnings to Fixed Charges	5.7	x	10.8	x	10.6	x	14.1	x	11.5	x	7.5	x	6.3	x